UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

Investor Relations PRESS RELEASE

Grupo Televisa files Form 20-F and its Annual Report and Provides Information Related to its Shareholders Meetings

Mexico City, May 1, 2018 - Grupo Televisa, S.A.B. ("Televisa" or the "Company"; NYSE:TV; BMV:TLEVISA CPO) announced today that it has filed its Form 20-F with the United States Securities and Exchange Commission and its Annual Report with the Mexican Stock Exchange. These documents are available in the Company's corporate website at www.televisair.com. Any shareholder of the Company may request a printed copy of these reports, free of charge, by contacting Televisa's investor relations department.

In addition, Televisa informs that at the Extraordinary General Shareholders' Meeting held on April 27, 2018, the cancellation of the underlying shares of 43,783,037 Ordinary Participation Certificates previously acquired by Televisa and, consequently a capital reduction of Ps.35,256,201.79 was approved. Based on the foregoing, Televisa has amended Article Sixth of its bylaws to reflect such capital reduction.

Televisa also informs that as of April 27, 2018, Mr. Guillermo García Naranjo Álvarez has joined the Board of Directors of the Company as a member director. Therefore, from such date, the Board of Directors is integrated as follows:

Series "A" Member Directors

Emilio Fernando Azcárraga Jean
Alfonso de Angoitia Noriega
José Antonio Bastón Patiño
Eduardo Tricio Haro
Michael T. Fries
Fernando Senderos Mestre
Bernardo Gómez Martínez
Jon Feltheimer
Enrique Krauze Kleinbort
Marcos Galperín
Carlos Hank González

Series "B" Member Directors

Lorenzo Alejandro Mendoza Giménez
Salvi Rafael Folch Viadero
Guillermo García Naranjo
Francisco José Chevez Robelo
José Luis Fernández Fernández

Series "L" Member Directors

Alberto Bailléres González
Roberto Hernández Ramírez

Series "D" Member Directors

David M. Zaslav
Enrique Francisco José Senior Hernández

Alternate Directors

Julio Barba Hurtado
Jorge Agustín Lutteroth Echegoyen
Joaquín Balcárcel Santa Cruz
Guadalupe Phillips Margain
Leopoldo Gómez González Blanco
Félix José Araujo Ramírez
Raúl Morales Medrano
Alberto Javier Montiel Castellanos
Herbert Allen III

President
Emilio Fernando Azcárraga Jean

Secretary
Ricardo Maldonado Yáñez

Grupo Televisa, S.A.B.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or "OTT" services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa's cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

www.televisair.com

Grupo Televisa, S.A.B.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 1, 2018	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel